As filed with the Securities and Exchange Commission on December 29, 2014

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

BioScrip, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09069N108

(CUSIP Number)

Michael L. Zuppone, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

(212) 318-6906

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09069N108	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cloud Gate Capital Master Fund LP 98-1068149
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 393,502
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 393,502
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 09069N108	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cloud Gate Capital LLC 46-0530467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,059,405
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,059,405
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 09069N108	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Cloud Gate Capital GP Ltd. 36-4759002
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 393,502
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 393,502
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 393,502
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 09069N108	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David Heller 46-0823727
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,059,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,059,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09069N108	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian Newman 27-3990577
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,059,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,059,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,059,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09069N108	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Financial Services, LLC (d/b/a BW Capital Partners L.P.) 38-3853265
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 280,588
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 280,588
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 09069N108	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Opportunity Partners, LP 36-4161201
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,732
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 192,732
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,732
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 09069N108	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Opportunity (QP) Partners, LP 80-0871469
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 87,856
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 87,856
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,856
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON IV

CUSIP No. 09069N108	Page 10 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BW Opportunity Managers, LLC 36-4161202
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 280,588
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 280,588
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 09069N108	Page 11 of 17 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON William E. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 280,588
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 280,588
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 280,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 09069N108	Page 12 of 17 Pages

Item 1. Security and Issuer.

The title of the class of equity securities to which this statement relates is Common Stock, par value $0.0001 per share (“Shares”) of BioScrip, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 100 Clearbrook Road, Elmsford, NY 10523.

Item 2. Identity and Background.

This Schedule 13D is filed by the Reporting Persons (as defined below) pursuant to Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

The Reporting Persons are:

(i)	Cloud Gate Capital Master Fund LP, a Cayman Islands limited partnership (“CGCMF”);

(ii)	Cloud Gate Capital GP Ltd., a Cayman Islands corporation and the general partner of CGCMF (“CGCGP”);

(iii)	Cloud Gate Capital LLC, a Delaware limited liability company and investment manager to CGCMF (“CGC”);

(iv)	David Heller, a citizen of United States, and a member of CGC;

(v)	Brian Newman, a citizen of United States, and a member of CGC;

(vi)	BW Financial Services, LLC (d/b/a BW Capital Partners, L.P.), a Delaware limited liability company (“BWFS”);

(vii)	BW Opportunity Partners, LP, a Delaware limited partnership (“BWOP”);

(viii)	BW Opportunity Managers, LLC, a Delaware limited liability company (“BWOM”);

(ix)	BW Opportunity (QP) Partners, LP, a Delaware limited partnership (“BWOQP”); and

(x)	William E. Wolf, a citizen of United States, and a managing member of BWFS.

Each of the Reporting Persons has a business address at 900 North Michigan Avenue, Suite 1600, Chicago, IL 60611.

CGCMF is engaged primarily in the business of investing in securities. CGC is engaged primarily in the business of serving as investment manager of CGCMF and as sub-adviser to institutional accounts. CGCGP is engaged primarily in the business of serving as general partner of the CGCMF. Mr. Heller’s present principal occupation or employment is serving as a member of CGC. Mr. Newman’s present principal occupation or employment is serving as a member of CGC. Mr. Heller and Mr. Newman together co-manage the business of CGC.

BWOP and BWOQP are engaged primarily in the business of investing in securities. BWOM is engaged primarily is the business of serving as the general partner of BWOP and BWOQP. BWFS is engaged primarily in the business of serving as investment manager of BWOP and BWOQP. Mr. Wolf’s present principal occupation or employment is serving as a managing member of BWFS.

CUSIP No. 09069N108	Page 13 of 17 Pages

None of the Reporting Persons, during the past five years, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,059,405 Shares owned by CGCMF and institutional accounts for which CGC serves as sub-adviser is $6,964,871 including brokerage commissions. The Shares owned by CGCMF and institutional accounts for which CGC serves as sub-adviser were acquired with such entities’ available funds. The aggregate purchase price of the 280,588 Shares owned by BWOP and BWOQP is $1,805,392 including brokerage commissions. The Shares owned by BWOP and BWOQP were acquired with such entities’ available funds.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon various factors, including overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may or may not endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons, if they so elect, may from time to time engage in transactions for the purpose of hedging some or all of their positions in the Shares.

The Reporting Persons intend to review their investments in the Issuer on a continuing basis and depending on various factors the Reporting Persons may deem relevant to their investment decision, including, without limitation, the Issuer’s financial position and strategic direction, the price levels of the Shares, conditions in the securities markets, other potential investment opportunities, fund flows affecting the Reporting Persons, and general economic and industry conditions, the Reporting Persons may decide to sell some or all of their Shares, or to continue to hold their existing position in the Shares for investment.

Mr. Heller and Mr. Newman, along with other individuals associated with the Reporting Persons and the Associated Persons (as defined below), have had direct communications with the Issuer’s chief executive officer and with its chairman of the Board of Directors and in connection therewith, they have expressed their interest in the Issuer effecting a change in its Board of Directors and conveyed their intention to recommend candidates for the Board to nominate for election as director at the 2015 annual meeting shareholders. In addition, depending upon the factors mentioned above and other factors the Reporting Persons may deem relevant, the Reporting Persons may in the future take such other actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in discussions with management and/or the Board of Directors of the Issuer concerning the business, operations and strategic direction of the Issuer, communicating with other shareholders of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

CUSIP No. 09069N108	Page 14 of 17 Pages

Except as set forth herein or such as would occur upon completion of any of the actions discussed above, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

As a result of their association with each other and the circumstances relating to their respective investment in the Issuer under which they have coordinated their purchases of Shares and developed their investment strategy with respect to such investment, the Reporting Persons and Delaware Street Capital Master Fund, L.P. and certain persons affiliated or associated with it (the “Associated Persons”) may be deemed to constitute a group within the meaning of section 13(d)(3) of the Act. The Associated Persons have concurrently filed a Schedule 13D reporting aggregate beneficial ownership of 2,848,189 shares of Common Stock, representing 4.1% of the outstanding shares of Common Stock. The Reporting Persons and the Associated Persons as a group beneficially own 4,188,182 shares of Common Stock, which represent approximately 6.1% of the outstanding shares of Common Stock (calculated in accordance with Rule 13d-3). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons is, for any other purpose, the beneficial owner of any of the shares of Common Stock and each of the Reporting Persons disclaims beneficial ownership as to the shares of Common Stock reported herein or held by any other person for purposes of Section 13(d) of the Act, except to the extent of his or its pecuniary interests therein.

Item 5. Interest in Securities of the Issuer.

(a) and (b) The aggregate percentage of Common Stock reported beneficially owned by the Reporting Persons as of the date of filing of this Schedule 13D is based upon 68,636,465 shares of Common Stock issued and outstanding as of November 5, 2014, as reported in the Issuer’s Quarterly Report for the quarterly period ended September 30, 2014 on Form 10-Q, as filed with the Securities and Exchange Commission on November 7, 2014.

CGCMF, as the entity that legally owns the securities, is deemed the direct beneficial owner of 393,502 shares of Common Stock. CGC, as the investment manager of CGCMF, is deemed the indirect beneficial owner of 393,502 shares of Common Stock. CGC is also deemed the indirect beneficial owner of 665,903 shares of common stock owned by institutional accounts in which it serves as a sub-adviser. CGCGP, as the general partner of CGCMF, is deemed the indirect beneficial owner of 393,502 shares of Common Stock. David Heller and Brian Newman, as members of CGC responsible for the management of its business, are deemed to share indirect beneficial owner of 1,059,405 shares of Common Stock.

BWOP, as the entity that legally owns the securities, is deemed the direct beneficial owner of 192,173 shares of Common Stock. BWOQP, as the entity that legally owns the securities, is deemed the direct beneficial owner of 87,856 shares of Common Stock. BWOM, as the general partner of BWOP and BWOQP, is deemed the indirect beneficial owner of 280,588 shares of Common Stock. BWFS, as the investment Manager of BWOP and BWOQP, is deemed the indirect beneficial owner of 280,588 shares of Common Stock. William E. Wolf, as a managing member of BWFS, is deemed the indirect beneficial owner of 280,588 shares of Common Stock.

CGC will obtain indirect beneficial ownership of the shares of Common Stock directly beneficially owned by BWOP and BWOQP effective as of January 1, 2015, the effective date of CGC’s sub-advisory agreement with BWOP and BWOQP. In order to report the beneficial ownership of shares of common stock acquired by BWOP and BWOQP in anticipation of this sub-advisory relationship, BWOP and BWOQP and the persons directly or indirectly managing the same have been included as Reporting Persons in this Schedule 13D.

CUSIP No. 09069N108	Page 15 of 17 Pages

(c) During the sixty (60) days through the date of this report, the following Reporting Persons purchased the following shares of Common Stock in the open market:

Reporting Person

CGMF

Trade Date	# of Shares	Net USD Price/Shr.
12/2/14	17,060	6.48
12/3/14	20,000	6.43
12/9/14	150,000	6.01
12/18/14	120,000	6.14
12/18/14	14,450	6.14
12/19/14	135,377	6.10
12/26/14	130,000	6.59
12/29/14	80,000	6.69

Reporting Person

BWOP

Trade Date	# of Shares	Net USD Price/Shr.
12/19/14	35,500	6.09
12/22/14	16,026	6.36
12/23/14	31,267	6.39
12/24/14	21,628	6.41
12/26/14	88,311	6.60

Reporting Person

BWOQP

Trade Date	# of Shares	Net USD Price/Shr.
12/19/14	14,500	6.09
12/22/14	6,546	6.36
12/23/14	14,849	6.39
12/24/14	10,272	6.41
12/26/14	41,689	6.60

CUSIP No. 09069N108	Page 16 of 17 Pages

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Except as set forth in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the Reporting Persons and any other person with respect to the securities of the Issuer.

CUSIP No. 09069N108	Page 17 of 17 Pages

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description

1.	Joint Filing Agreement, dated December 29, 2014

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 29, 2014

CLOUD GATE CAPITAL MASTER FUND LP

By:	CLOUD GATE CAPITAL GP LTD., its general partner

	By:	/s/ Jeffrey F. Knupp
	Name:	Jeffrey F. Knupp
	Title:	Chief Operating Officer

CLOUD GATE CAPITAL GP LTD.

	By:	/s/ Jeffrey F. Knupp
Name: Jeffrey F. Knupp
Title: Chief Operating Officer

CLOUD GATE CAPITAL LLC

	By:	/s/ Jeffrey F. Knupp
Name: Jeffrey F. Knupp
Title: Chief Operating Officer

DAVID HELLER

/s/ David Heller

BRIAN NEWMAN

/s/ Brian Newman

BW FINANCIAL SERVICES, LLC

	By:	/s/ William E. Wolf
Name: William E. Wolf
Title: Managing Partner

BW OPPORTUNITY PARTNERS, LP

By: BW OPPORTUNITY MANAGERS, LLC, its general partner

By:	/s/ William E. Wolf
Name: William E. Wolf
Title: Member

BW OPPORTUNITY (QP) PARNTERS, LP

By: BW OPPORTUNITY MANAGERS, LLC, its general partner

By:	/s/ William E. Wolf
Name: William E. Wolf
Title: Member

BW OPPORTUNITY MANAGERS, LLC

By:	/s/ William E. Wolf
Name: William E. Wolf
Title: Member

WILLIAM E. WOLF

/s/ William E. Wolf